Filed by Scorpio Tankers Inc.

Pursuant to Rule 425 and 433 under the

Securities Act of 1933, as amended

Commission File No.: 333-210284

Subject Company: Navig8 Product Tankers Inc.

Date: May 23, 2017

Scorpio Tankers Inc. Announces Merger Agreement with Navig8 Product Tankers Inc. and the Launch of a Concurrent Public Offering of Common Shares

MONACO, May 23, 2017 (GLOBE NEWSWIRE) — Scorpio Tankers Inc. (NYSE:STNG) (“Scorpio”) announced today that it has entered into definitive agreements to merge with Navig8 Product Tankers Inc. (NOTC: EIGHT) (“Navig8”) and acquire Navig8’s 27 operating product tankers (the “Merger”). Subject to the terms and conditions of these agreements, Scorpio will acquire four LR1 tankers prior to the closing of the Merger (the “LR1 Vessel Acquisitions”) and the remaining 23 tankers upon the closing of the Merger in exchange for the issuance of 55 million shares of Scorpio common stock to the Navig8 shareholders. In connection with the LR1 Vessel Acquisitions, Scorpio will pay cash consideration of $42.2 million, which is net of assumed debt. This cash is expected to remain with Navig8 through closing and will form part of the balance sheet of the combined company, subject to the terms and conditions of the merger agreement.

Scorpio also announced today the launch of an underwritten public offering of up to $200.0 million of its shares of common stock (the “Offering”). Morgan Stanley is acting as sole book-running manager in the Offering. ABN AMRO, Clarksons Platou Securities AS, Evercore ISI, Pareto Securities, and Seaport Global Securities are acting as co-managers. Scorpio also intends to grant the underwriters a 30-day option to purchase up to $30.0 million of additional shares of its common stock. Scorpio Services Holding Limited, a related party of Scorpio, has indicated an interest in purchasing at least $20.0 million of Scorpio common stock in the Offering.

The net proceeds of the Offering are expected to be used to provide cash to further strengthen Scorpio’s balance sheet and enhance liquidity, for the payment of costs related to the Merger, to fund the purchase price of the LR1 Vessel Acquisitions, and the remainder, if any, for general corporate purposes.

Merger Overview

Through the Merger, Scorpio is acquiring an operating fleet of 27 eco-design product tankers, comprised of 15 LR2s and 12 LR1s with a weighted average age of 0.9 years and an aggregate carrying capacity of approximately 2.6 million dwt. Following the completion of the Merger, on a fully delivered basis, Scorpio’s operating fleet will consist of 105 owned or finance leased tankers (38 LR2 tankers, 12 LR1 tankers, 41 MR tankers and 14 Handymax tankers) with a weighted average age of approximately 1.9 years, and 19 time or bareboat chartered-in tankers (one LR2 tanker, nine MR tankers and nine Handymax tankers). In addition, as of the date hereof, Scorpio has contracts for the construction of six newbuilding MR product tankers, which Scorpio refers to as its Newbuilding Program. The vessels in Scorpio’s Newbuilding Program are expected to be delivered to them throughout the remainder of 2017 and first quarter of 2018. Scorpio has also entered into an agreement to sell two MR product tankers, which is expected to close in June 2017.

Certain Navig8 shareholders have agreed to vote their Navig8 shares in favor of the Merger, subject to certain exceptions. These shareholders constitute a majority of Navig8’s outstanding common shares and, accordingly, it is expected that the Merger will be approved. In addition, Scorpio will appoint one additional independent director that will be selected by Scorpio’s board of directors and to be effective at the closing of the Merger.

Benefits of the Merger, Upon Completion

•	Scorpio will be the largest owner of product tankers listed on a U.S. securities exchange, with a fully delivered fleet of 105 vessels (38 LR2 tankers, 12 LR1 tankers, 41 MR tankers, and 14 Handymax tankers) with a weighted average age of approximately 1.9 years, and 19 time or bareboat chartered-in tankers (one LR2 tanker, nine MR tankers and nine Handymax tankers).

•	The size of the combined company provides it with substantial economies of scale:

○	Significant presence across adjacent product tanker segments will provide for enhanced customer relationships and increased vessel utilization.

○	Commercial and operating costs will benefit from scale efficiencies.

○	The availability, terms, and quality of financing will provide significant advantages compared to its peers.

•	Going forward, the combined company’s capitalization, quality fleet, and the commercial and technical platform of its manager make it well-positioned to capitalize on further consolidation opportunities.

The Merger has been unanimously approved by the board of directors of Scorpio and, based upon the recommendation of a transaction committee of disinterested directors, unanimously approved by the board of directors of Navig8. The transaction committee negotiated the Merger on behalf of Navig8.

Based on Scorpio’s closing price on May 22, 2017, the consideration reflects a total equity value for Navig8 of approximately $228.8 million and a total enterprise value of approximately $1.1 billion, including the assumption of debt.

The completion of the Merger, including the LR1 Vessel Acquisitions, is subject to the completion of the Offering and certain customary conditions, including without limitation, approval of the Merger by holders of a majority of the outstanding shares of common stock of Navig8 (excluding the LR1 Vessel Acquisitions), clearance by the U.S. Securities and Exchange Commission (the “SEC”) of a registration statement to be filed by Scorpio to register the shares of common stock of Scorpio to be issued in the Merger (the “New Registration Statement”), and the listing of such shares on the New York Stock Exchange. The Merger is expected to close in the second or third quarter of 2017.

Seward & Kissel LLP is serving as legal counsel to Scorpio in connection with the Merger and Wachtell, Lipton, Rosen & Katz is serving as legal counsel to the transaction committee of Navig8. Perella Weinberg Partners LP is serving as financial advisor to Scorpio’s board of directors and PJT Partners LP is serving as financial advisor to Navig8. Seward & Kissel LLP is also serving as legal counsel to Scorpio in connection with the Offering.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy these securities, nor shall there be any sale of these securities, in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. This Offering is being made only by means of a prospectus supplement and accompanying base prospectus. A prospectus supplement related to the Offering will be filed with SEC and will be available on the SEC’s website located at www.sec.gov. When available, copies of the prospectus supplement and the accompanying base prospectus relating to this Offering may be obtained from Morgan Stanley, Attn: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014.

For further information about the Merger, please refer to the New Registration Statement to be filed by Scorpio with the SEC.

About Scorpio Tankers Inc.

Scorpio is a provider of marine transportation of petroleum products worldwide. Scorpio currently owns 78 product tankers (23 LR2, 41 MR tankers and 14 Handymax tankers) with an average age of 2.4 years and time or bareboat charters-in 19 product tankers (one LR2, nine MR and nine Handymax tankers). Scorpio also has contracted for six newbuilding MR product tankers which are expected to be delivered throughout the remainder of 2017 and the first quarter of 2018. Scorpio has also entered into an agreement to sell two MR product tankers, which is expected to close in June 2017. Additional information about Scorpio is available at Scorpio’s website www.scorpiotankers.com, which is not a part of this press release.

About Navig8 Product Tankers Inc.

Navig8 is a Marshall Islands corporation formed for the purpose of acquiring and operating LR1 and LR2 tankers with fuel-efficient specifications and carrying capacities between 74,000 dwt and 113,000 dwt in the international product tanker market. Navig8 currently has a fleet of 27 eco-design product tankers (15 LR2 and 12 LR1 tankers). These vessels were financed through bank debt, sale leaseback transactions and cash on hand. All of Navig8’s vessels are operated in pools managed by the Navig8 Group.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. Scorpio and Navig8 desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan,” “target,” “project,” “likely,” “may,” “will,” “would,” “could” and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management’s examination of historical operating trends, data contained in company records and other data available from third parties. Although management believes that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond the companies’ control, there can be no assurance that Scorpio or Navig8 will achieve or accomplish these expectations, beliefs or projections. The parties undertake no obligation, and specifically decline any obligation, except as required by law, to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the ability of Scorpio and Navig8 to successfully complete the proposed Merger on anticipated terms and timing, including obtaining required shareholder and regulatory approvals, unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses, future prospects, business and management strategies for the management, expansion and growth of the new combined company’s operations and other conditions to the completion of the acquisition, risks relating to the integration of Navig8’s operations and the possibility that the anticipated synergies and other benefits of the proposed acquisition will not be realized or will not be realized within the expected timeframe, the outcome of any legal proceedings related to the Merger, the ability of Scorpio to consummate the Offering, the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires, and other factors. Please see Scorpio’s filings with the SEC for a more complete discussion of certain of these and other risks and uncertainties.

IMPORTANT INFORMATION FOR INVESTORS

In connection with the proposed merger, Scorpio will file with the SEC a registration statement on Form F–4 that will constitute a prospectus of Scorpio and include a proxy statement of Navig8. Scorpio also plans to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by Scorpio with the SEC at the SEC’s website at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of Scorpio or Navig8 at the following:

Scorpio Tankers Inc.	Navig8 Product Tankers Inc.

9, Boulevard Charles III	2nd Floor, Kinnaird House

Monaco 98000	1 Pall Mall East, London
SW1Y 5AU

Attn: Investor Relations	Attn: Investor Relations

+377-9798-5716 info@scorpiotankers.com	+1 203 975 4788 info@navig8producttankers.com

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.

In addition, you will be able to obtain free copies of these documents by phone, e–mail or written request by contacting the investor relations department of Scorpio at the following:

Scorpio Tankers Inc.

9, Boulevard Charles III

Monaco 98000

Attn: Investor Relations

+377-9798-5716

info@scorpiotankers.com

NO OFFER OR SOLICITATION

This press release shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

Scorpio Tankers Inc.

212-542-1616